August 18, 2022

VIA EDGAR

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New York Mortgage Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 25, 2022
File No. 001-322116

Dear Mr. McPhun and Ms. Monick:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 5, 2022.

For convenience of reference, each comment contained in your August 5, 2022 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1.We note your response to comment 1. We note your revised presentation to reflect portfolio interest expense and portfolio net interest income as non-GAAP measures. You adjust these measures and portfolio net interest margin to exclude interest expense from subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate. Please address the following:
•Please further clarify for us how you determined it was appropriate to exclude interest expense from subordinated debentures, convertible notes and senior unsecured notes.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

•You stated that you excluded these items because they do not directly and exclusively finance your interest earning investments. Please tell us how you determined that these investments should be excluded, in light of the fungible characteristic of cash.
•You further stated that the senior unsecured notes currently finance joint venture equity investments in multi-family properties. Please tell us how you determined that these notes finance these particular equity investments.

RESPONSE:

In response to the Staff’s comment, the Company directs the Staff to the disclosure contained in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2022 (the “Second Quarter 10-Q”), which states that the Company excludes unsecured long-term debt and mortgages payable on real estate from GAAP interest expense in its calculation of portfolio interest expense and portfolio net interest income (each as defined in the Second Quarter 10-Q) because the inclusion could obscure underlying trends in the Company’s portfolio of interest earning assets. The Company believes that its calculation of portfolio net interest income and portfolio interest expense provides investors and management with additional detail and enhances their understanding of the performance of the Company’s interest earning assets, the cost of financing attributable to the financing instruments that directly and exclusively finance the Company’s interest earning assets, the underlying trends within our portfolio of interest earning assets and the comparability of the Company’s interest earning asset portfolio relative to those of its peers. The Company’s use of “directly and exclusively finance” in the Second Quarter 10-Q refers to the Company’s secured borrowings, which are exclusively secured by interest earning assets. The Company will modify that reference in future filings to say “that directly finance and are secured by” the Company’s interest earnings assets and will also add the reference to “the comparability of the Company’s interest earning asset portfolio relative to those of its peers” as stated in the sentence above.
The Company advises the Staff that unlike many mortgage REITs, the Company holds a sizable number of assets that do not fall within its definition of interest earning assets, meaning that they do not produce GAAP interest income (“non-interest earning assets”) and thus do not contribute to GAAP net interest income or portfolio net interest income as interest earning assets do. As of June 30, 2022, the Company owned non-interest earning assets having an aggregate carrying value of $754.3 million, representing approximately 16% of the carrying value of the Company’s total investment portfolio, with interest earning assets representing the remaining 84% of carrying value of the Company’s total investment portfolio.
The Company believes it must finance a portion of its non-interest earning assets to achieve its targeted returns. The Company has financed a portion of its non-interest earning assets through the issuance of subordinated debentures, convertible notes and senior unsecured notes (together with any unsecured corporate debt the Company may issue in the future, “unsecured corporate debt”) and indeed it is management’s view that the Company’s unsecured corporate debt does finance a portion its non-interest earning assets. However, in accordance with GAAP, the interest expense on the Company’s unsecured corporate debt is reported in GAAP interest expense and accordingly impacts GAAP net interest income.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

In management’s view, imputing interest expense that management associates with the financing of a portion of the Company’s non-interest earning assets to GAAP interest expense results in GAAP net interest income that does not reflect the portfolio net interest rate spread and economic value of the Company’s portfolio of interest earning assets. This is because, as noted above, none of the Company’s non-interest earning assets contribute to GAAP interest income. Rather, GAAP interest income is generated by the Company’s interest earning assets. Thus, by excluding interest expense on the Company’s unsecured corporate debt from the calculation of portfolio interest expense and portfolio net interest income, the Company believes its presentation of portfolio net interest income provides management and investors with additional detail and enhances their understanding of the economic performance of its interest earning assets, the cost of the secured financing that finances the Company’s interest earning assets, the underlying trends within its portfolio of interest earning assets and the comparability of the Company’s interest earning asset portfolio relative to those of its peers.
In presenting portfolio interest expense and portfolio net interest income, the Company advises the Staff that it has considered the Commission’s previous statements or emphasis that “companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required” and that companies “should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the individual company” and that “the company should provide a narrative that enables investors to see a company ‘through the eyes of management,’ so these metrics should not deviate materially from metrics used to manage operations or make strategic decisions.”1 The Company’s principal objective is to deliver long-term stable distributions to its stockholders over changing economic conditions through a combination of net interest margin or spread and capital gains from a diversified investment portfolio. The Company advises the Staff that one of the tools that management uses to measure its progress in achieving this objective is portfolio net interest income. In the Company’s view, the presentation of these non-GAAP measures enables investors to see the Company’s portfolio of interest earnings assets “through the eyes of management.”
1 Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations, 85 Fed. Reg. 10569 (February 25, 2020).

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

The Company also notes within that same Commission guidance that “a company should first consider the extent to which an existing regulatory disclosure framework applies, such as Generally Accepted Accounting Standards (“GAAP”) or, for ‘non-GAAP measures,’ Regulation G or Item 10 of Regulation S-K”2 and that the Staff discourages the presentation of performance measures that exclude normal, recurring, cash expenses that are necessary to a company’s business operations. While the Company advises the Staff that it does not consider its unsecured corporate debt as necessary to the operations of its portfolio of interest earning assets at this time, it understands the balance that the Commission is attempting to strike with respect to the relevant disclosure framework. Moreover, the Company also acknowledges and concurs with the Staff’s point regarding the fungible characteristic of cash and how that relates to the financing of its joint venture equity investments. While management views the Company’s unsecured corporate debt as financing a portion of the Company’s non-interest earning assets, it also recognizes that due to the fungible characteristic of cash and the unsecured nature of the debt, it is unable to directly tie that financing to those assets from a contractual or accounting perspective. With the foregoing guidance in mind and the Company’s interest in presenting portfolio net interest income and portfolio net interest spread (formerly referred to as portfolio net interest margin) in a manner that the Company believes provides management and investors with additional detail and enhances their understanding of the economic performance of its interest earning assets, the cost of the secured financing that finances the Company’s interest earning assets, the underlying trends within its portfolio of interest earning assets and the comparability of the Company’s interest earning asset portfolio relative to those of its peers, the Company proposes to modify its disclosures such that it will present solely GAAP financial results under the caption “Results of Operations” and will move its discussion of portfolio net interest income and portfolio net interest spread to “Non-GAAP Financial Measures” for the quarter ended September 30, 2022 (the “Third Quarter 10-Q”). The Company proposes to further address the Staff’s comments above by presenting calculations of “adjusted interest expense”, “Company net interest spread”, “portfolio interest expense” and “portfolio net interest spread” that either include or exclude interest expenses on the Company’s unsecured corporate debt as set forth in the Company’s response to the Staff’s comment 2. below.
2 Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations, 85 Fed. Reg. 10569 (February 25, 2020).

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

2.We note your response to our prior comment 1. Please address the following:
•We note that you determined portfolio net interest margin is an operating measure. It appears that the components in the formula to calculate portfolio net interest margin may be derived from GAAP measures. Specifically, interest earning assets and interest income are adjusted to exclude the impact from all consolidated SLST assets and all consolidated K-Series assets other than those securities owned by the Company. Further, interest bearing liabilities and interest expense are adjusted to exclude the impact from subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate. Please further clarify for us how you determined the components are not derived from GAAP measures and how you determined portfolio net interest margin is not a non-GAAP measure.
•We note your revised presentation to reflect portfolio interest expense as a non-GAAP measure. Please clarify for us if portfolio interest expense is a component of portfolio net interest margin. To the extent it is a component of portfolio net interest margin, please reconcile for us how you determined that portfolio interest expense is a non-GAAP measure and portfolio net interest margin is an operating measure.

RESPONSE:

The Company respectfully advises the Staff that it does not consider average interest earnings assets (prior to adjustments to exclude the impact of the consolidation of SLST) to be a GAAP measure as the Company calculates average interest earning assets based on daily amortized costs. While the Company recognizes that daily amortized cost is a GAAP concept, the Company records its interest earning assets at fair value for purposes of its financial statements. Similarly, the Company calculates average interest bearing liabilities based on daily outstanding principal balances, which does not give effect to the inclusion of debt issuance costs as presented in the Company’s GAAP financial statements. As a result, the Company does not consider its calculations of average interest earning assets or average interest bearing liabilities to be GAAP or non-GAAP measures. The Company further advises the Staff that portfolio interest expense is a component of average portfolio financing cost, which itself is a component of portfolio net interest spread.

The Company advises the Staff that upon further consideration, the Company has determined to treat portfolio net interest spread, yield on average portfolio interest earning assets and average portfolio financing cost as non-GAAP measures in its future filings and disclosures. As a result and in consideration of the Company’s response to the Staff’s comment 1. above, the Company proposes to modify its disclosures relating to interest earning assets under the caption of “Non-GAAP Financial Measures” as follows beginning with the Third Quarter 10-Q.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this Quarterly Report on Form 10-Q includes certain non-GAAP financial measures, including portfolio interest income, portfolio interest expense, portfolio net interest income, portfolio net interest spread, yield on average portfolio interest earning assets, average portfolio financing cost, adjusted interest expense, adjusted net interest income, average financing cost, Company net interest spread, undepreciated earnings and undepreciated book value per common share. Our management team believes that these non-GAAP financial measures, when considered with our GAAP financial statements, provide supplemental information useful for investors as it enables them to evaluate our current performance and trends using the same metrics that management uses to operate our business. Our presentation of non-GAAP financial measures may not be comparable to similarly-titled measures of other companies, who may use different calculations. Because these measures are not calculated in accordance with GAAP, they should not be considered a substitute for, or superior to, the financial measures calculated in accordance with GAAP. Our GAAP financial results and the reconciliations of the non-GAAP financial measures included in this Quarterly Report on Form 10-Q to the most directly comparable financial measures prepared in accordance with GAAP should be carefully evaluated.

Portfolio Net Interest Income and Portfolio Net Interest Spread

Financial results for our investment portfolio during a given period include the net interest income earned on our investment portfolio of residential loans, RMBS, CMBS, ABS and preferred equity investments and mezzanine loans, where the risks and payment characteristics are equivalent to and accounted for as loans (collectively, our “interest earning assets”). As of June 30, 2022, interest earning assets represented approximately 84% of the carrying value of our total investment portfolio and are financed primarily by secured financings, such as repurchase agreements or securitized debt. The remaining 16% of the carrying value of our total investment portfolio at June 30, 2022 is represented by other assets, such as our joint venture equity investments, which are not interest earning assets, do not generate interest income and are financed, in part, by unsecured corporate debt, which is reported in interest expense in accordance with GAAP. References in this section to increases or decreases in the "three-month periods" refer to the change in results for the three months ended June 30, 2022 when compared to the three months ended June 30, 2021 and increases or decreases in the "six-month periods" refer to the change in results for the six months ended June 30, 2022 when compared to the six months ended June 30, 2021.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

We provide portfolio net interest income, a supplemental non-GAAP financial measure, that represents the net interest income related to the Company's interest earning assets, as adjusted to exclude interest expense from our unsecured corporate debt and mortgages payable on real estate. We believe our calculation of portfolio net interest income provides management and investors with additional detail and enhances their understanding of the economic performance of our interest earning assets, the cost of the secured financing that finances our interest earning assets, the underlying trends within our portfolio of interest earning assets and comparability of our interest earning asset portfolio relative to those of our peers. Portfolio net interest income is impacted by factors such as our cost of financing, the interest rate that our investments bear and our interest rate hedging strategies. Furthermore, the amount of premium or discount paid on purchased portfolio investments and the prepayment rates on portfolio investments will impact portfolio net interest income as such factors will be amortized over the expected term of such investments.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

We also provide portfolio net interest spread on our interest earning assets (a supplemental non-GAAP financial measure), in total and by investment category, which we calculate as the difference between our (i) yield on average portfolio interest earning assets (a supplemental non-GAAP financial measure), which represents the quotient of our annualized portfolio interest income (a supplemental non-GAAP financial measure) relating to our interest earning assets and our average portfolio interest earning assets for the respective period, and (ii) our average portfolio financing cost (a supplemental non-GAAP financial measure), which represents the quotient of our annualized portfolio interest expense (a supplemental non-GAAP financial measure) relating to our interest earning assets and the average outstanding balance of our portfolio interest bearing liabilities, excluding Consolidated SLST CDOs, subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate, for the respective period. In addition, we provide below certain other non-GAAP financial measures relating to our portfolio of interest earning assets, including yield on average portfolio interest earning assets, average portfolio financing cost and portfolio net interest spread because we believe these non-GAAP financial measures provide investors and management with additional detail and enhance their understanding of our interest earning asset yields, in total and by investment category, relative to the cost of the secured financing that finances our interest earning assets, the underlying trends within our portfolio of interest earning assets and the comparability of our interest earning asset portfolio relative to those of our peers. In addition to the foregoing, our management team uses these measures to assess, among other things, the performance of our interest earning assets in total and by asset, possible cash flows from our interest earning assets in total and by asset, our ability to finance or borrow against the asset and the terms of such financing and the composition of our portfolio of interest earning assets, including acquisition and disposition determinations and comparability of interest earning asset portfolio relative to those of our peers. We also present adjusted interest expense, adjusted net interest income and Company net interest spread as supplemental non-GAAP financial measures that include all of the Company’s interest bearing liabilities, regardless of the assets they finance, to reflect the Company’s overall net interest spread. These measures remove the impact of joint venture equity investments and Consolidated SLST that we consolidate in accordance with GAAP by excluding mortgages payable on real estate, as the Company does not directly incur interest expense for these liabilities, and only including the interest income earned by the Consolidated SLST securities that are actually owned by the Company. We believe these measures provide management and investors with additional details regarding our portfolio interest income relative to our average company financing cost.
Our calculation of yield on average portfolio interest earning assets, average portfolio financing cost, portfolio net interest spread and the other non-GAAP measures presented below may not be comparable to similarly-titled measures of other companies who may use different calculations.
The following tables set forth certain information about our portfolio of interest earning assets by category and their related portfolio interest income, portfolio interest expense, portfolio net interest income, yield on average portfolio interest earning assets, average portfolio financing cost and portfolio net interest spread as well as Company net interest spread for the three and six months ended June 30, 2022 and 2021, respectively (dollar amounts in thousands).

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

Three Months Ended June 30, 2022

	Single-Family (8)	Multi-Family	Other	Total
Portfolio Interest Income (1) (2)	$56,260	$3,258	$2,294	$61,812
Portfolio Interest Expense (1)	(20,264)	(111)	—	(20,375)
Portfolio Net Interest Income (1)	$35,996	$3,147	$2,294	$41,437

Average Portfolio Interest Earning Assets (3)	$3,535,569	$137,333	$21,177	$3,694,079
Average Portfolio Interest Bearing Liabilities (4)	$2,498,132	$16,591	—	$2,514,723

Yield on Average Portfolio Interest Earning Assets (1) (5)	6.37%	9.49%	43.33%	6.69%
Average Portfolio Financing Cost (1) (6)	(3.21)%	(2.65)%	—	(3.21)%
Portfolio Net Interest Spread (1) (7)	3.16%	6.84%	43.33%	3.48%
Company Net Interest Spread (1) (9)				3.34%

Three Months Ended June 30, 2021

	Single-Family (8)	Multi-Family	Other	Total
Portfolio Interest Income (1) (2)	$37,455	$5,734	$1,846	$45,035
Portfolio Interest Expense (1)	(8,747)	—	—	(8,747)
Portfolio Net Interest Income (1)	$28,708	$5,734	$1,846	$36,288

Average Portfolio Interest Earning Assets (3)	$2,535,085	$288,889	$30,653	$2,854,627
Average Portfolio Interest Bearing Liabilities (4)	$1,048,726	—	—	$1,048,726

Yield on Average Portfolio Interest Earning Assets (1) (5)	5.91%	7.94%	24.09%	6.31%
Average Portfolio Financing Cost (1) (6)	(3.34)%	—	—	(3.34)%
Portfolio Net Interest Spread (1) (7)	2.57%	7.94%	24.09%	2.97%
Company Net Interest Spread (1) (9)				2.28%

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

Six Months Ended June 30, 2022

	Single-Family (8)	Multi-Family	Other	Total
Portfolio Interest Income (1) (2)	$103,083	$6,571	$4,681	$114,335
Portfolio Interest Expense (1)	(33,241)	(122)	—	(33,363)
Portfolio Net Interest Income (1)	$69,842	$6,449	$4,681	$80,972

Average Portfolio Interest Earning Assets (3)	$3,231,170	$139,960	$21,840	$3,392,970
Average Portfolio Interest Bearing Liabilities (4)	$2,133,697	$9,300	—	$2,142,997

Yield on Average Portfolio Interest Earning Assets (1) (5)	6.38%	9.39%	42.87%	6.74%
Average Portfolio Financing Cost (1) (6)	(3.10)%	(2.61)%	—	(3.10)%
Portfolio Net Interest Spread (1) (7)	3.28%	6.78%	42.87%	3.64%
Company Net Interest Spread (1) (9)				3.45%

Six Months Ended June 30, 2021

	Single-Family (8)	Multi-Family	Other	Total
Portfolio Interest Income (1) (2)	$72,715	$11,886	$3,370	$87,971
Portfolio Interest Expense (1)	(17,792)	—	—	(17,792)
Portfolio Net Interest Income (1)	$54,923	$11,886	$3,370	$70,179

Average Portfolio Interest Earning Assets (3)	$2,519,931	$299,618	$31,152	$2,850,701
Average Portfolio Interest Bearing Liabilities (4)	$1,025,944	—	—	$1,025,944

Yield on Average Portfolio Interest Earning Assets (1) (5)	5.77%	7.93%	21.64%	6.17%
Average Portfolio Financing Cost (1) (6)	(3.47)%	—	—	(3.47)%
Portfolio Net Interest Spread (1) (7)	2.30%	7.93%	21.64%	2.70%
Company Net Interest Spread (1) (9)				2.09%

(1)Represents a non-GAAP financial measure.
(2)Includes interest income earned on cash accounts held by the Company.
(3)Average Portfolio Interest Earning Assets is calculated based on the daily average amortized cost for the respective periods and excludes all Consolidated SLST assets other than those securities owned by the Company.
(4)Average Portfolio Interest Bearing Liabilities is calculated each quarter based on the daily average outstanding balance for the respective periods and excludes Consolidated SLST CDOs, subordinated debentures, convertible notes, senior unsecured notes and mortgages payable on real estate as these liabilities do not directly finance and are not secured by our interest earning assets.
(5)Yield on Average Portfolio Interest Earning Assets is calculated by dividing our annualized portfolio interest income relating to our portfolio of interest earning assets by our Average Portfolio Interest Earning Assets for the respective periods.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

(6)Average Portfolio Financing Cost is calculated by dividing our annualized portfolio interest expense by our Average Portfolio Interest Bearing Liabilities.
(7)Portfolio Net Interest Spread is the difference between our Yield on Average Portfolio Interest Earning Assets and our Average Portfolio Financing Cost.
(8)The Company has determined it is the primary beneficiary of Consolidated SLST and has consolidated Consolidated SLST into the Company's condensed consolidated financial statements. Our GAAP interest income includes interest income recognized on the underlying seasoned re-performing and non-performing residential loans held in Consolidated SLST. Our GAAP interest expense includes interest expense recognized on the Consolidated SLST CDOs that permanently finance the residential loans in Consolidated SLST. We calculate portfolio interest income by reducing our GAAP interest income by the interest expense recognized on the Consolidated SLST CDOs and portfolio interest expense by excluding the interest expense recognized on the Consolidated SLST CDOs, thus only including the interest income earned by the SLST securities that are actually owned by the Company in portfolio net interest income.
(9)Company Net Interest Spread is the difference between our Yield on Average Portfolio Interest Earning Assets and Average Financing Cost. Average Financing Cost is calculated by dividing our Adjusted Interest Expense (a supplemental non-GAAP financial measure) by our Average Interest Bearing Liabilities. Average Interest Bearing Liabilities is calculated each quarter based on the daily average outstanding balance for the respective periods and excludes Consolidated SLST CDOs and mortgages payable on real estate as the Company does not directly incur interest expense on these liabilities that are consolidated for GAAP purposes. The average interest bearing balance of the unsecured corporate debt liabilities, which include our subordinated debentures, convertible notes and senior unsecured notes, and the average financing cost of our unsecured corporate debt for the three and six months ended June 30, 2022 and 2021, respectively, is set forth below (dollar amounts in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Average interest bearing liabilities - unsecured corporate debt	145,000	254,111	155,387	218,556
Average financing cost - unsecured corporate debt	(5.88)%	(6.90)%	(5.96)%	(6.98)%

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

During the three- and six-month periods, our average portfolio interest earning assets increased primarily due to increased investment in higher-yielding business purpose loans, contributing to increases of $18.8 million and $30.4 million in single-family portfolio interest income, respectively. These increases were partially offset by CMBS sales and multi-family loan redemptions since June 30, 2021, contributing to decreases of $2.5 million and $5.3 million in multi-family portfolio interest income, respectively.

In addition, portfolio interest expense increased during both the three- and six-month periods primarily due to increased borrowings on repurchase agreement and securitization financings and an increase in the costs of financing due to base interest rate movements.
Portfolio net interest spread increased during the three- and six-month periods primarily due to our continued investment in higher-yielding business purpose loans. The Company also lowered its average portfolio financing cost through the issuance of two new residential loan securitizations in 2022 with a weighted average interest rate of 3.07% and the redemption of a securitization since June 30, 2021 that had higher interest costs.
A reconciliation of GAAP interest income to portfolio interest income, GAAP interest expense to portfolio interest expense and adjusted interest expense, and GAAP total net interest income to adjusted net interest income and portfolio net interest income for the three and six months ended June 30, 2022 and 2021, respectively, is presented below (dollar amounts in thousands):

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

	Three Months Ended June 30,
	2022				2021
	Single-Family	Multi-Family	Other	Total	Single-Family	Multi-Family	Other	Total
GAAP interest income	$62,468	$3,258	$2,294	$68,020	$44,606	$5,734	$1,846	$52,186
GAAP interest expense	(26,472)	(13,262)	(2,157)	(41,891)	(15,898)	(430)	(4,383)	(20,711)
GAAP total net interest income	$35,996	$(10,004)	$137	$26,129	$28,708	$5,304	$(2,537)	$31,475

GAAP interest income	$62,468	$3,258	$2,294	$68,020	$44,606	$5,734	$1,846	$52,186
Remove interest expense from:
Consolidated SLST CDOs	(6,208)	—	—	(6,208)	(7,151)	—	—	(7,151)
Portfolio interest income	$56,260	$3,258	$2,294	$61,812	$37,455	$5,734	$1,846	$45,035

GAAP interest expense	$(26,472)	$(13,262)	$(2,157)	$(41,891)	$(15,898)	$(430)	$(4,383)	$(20,711)
Remove interest expense from:
Consolidated SLST CDOs	6,208	—	—	6,208	7,151	—	—	7,151
Mortgages payable on real estate	—	13,151	—	13,151	—	430	—	430
Adjusted interest expense	$(20,264)	$(111)	$(2,157)	$(22,532)	$(8,747)	$—	$(4,383)	$(13,130)

Remove interest expense from:
Subordinated debentures	$—	$—	$550	$550	$—	$—	$459	$459
Convertible notes	—	—	—	—	—	—	2,788	2,788
Senior unsecured notes	—	—	1,607	1,607	—	—	1,136	1,136
Portfolio interest expense	$(20,264)	$(111)	$—	$(20,375)	$(8,747)	$—	$—	$(8,747)

Adjusted net interest income (1)	$35,996	$3,147	$137	$39,280	$28,708	$5,734	$(2,537)	$31,905
Portfolio net interest income (2)	$35,996	$3,147	$2,294	$41,437	$28,708	$5,734	$1,846	$36,288

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

	Six Months Ended June 30,
	2022				2021
	Single-Family	Multi-Family	Other	Total	Single-Family	Multi-Family	Other	Total
GAAP interest income	$115,269	$6,571	$4,681	$126,521	$86,969	$11,886	$3,370	$102,225
GAAP interest expense	(45,427)	(20,430)	(4,656)	(70,513)	(32,046)	(740)	(7,624)	(40,410)
GAAP total net interest income	$69,842	$(13,859)	$25	$56,008	$54,923	$11,146	$(4,254)	$61,815

GAAP interest income	$115,269	$6,571	$4,681	$126,521	$86,969	$11,886	$3,370	$102,225
Remove interest expense from:
Consolidated SLST CDOs	(12,186)	—	—	(12,186)	(14,254)	—	—	(14,254)
Portfolio interest income	$103,083	$6,571	$4,681	$114,335	$72,715	$11,886	$3,370	$87,971

GAAP interest expense	$(45,427)	$(20,430)	$(4,656)	$(70,513)	$(32,046)	$(740)	$(7,624)	$(40,410)
Remove interest expense from:
Consolidated SLST CDOs	12,186	—	—	12,186	14,254	—	—	14,254
Mortgages payable on real estate	—	20,308	—	20,308	—	740	—	740
Adjusted interest expense	$(33,241)	$(122)	$(4,656)	$(38,019)	$(17,792)	$—	$(7,624)	$(25,416)

Remove interest expense from:
Subordinated debentures	$—	$—	$1,008	$1,008	$—	$—	$916	$916
Convertible notes	—	—	438	438	—	—	5,572	5,572
Senior unsecured notes	—	—	3,210	3,210	—	—	1,136	1,136
Portfolio interest expense	$(33,241)	$(122)	$—	$(33,363)	$(17,792)	$—	$—	$(17,792)

Adjusted net interest income (1)	$69,842	$6,449	$25	$76,316	$54,923	$11,886	$(4,254)	$62,555
Portfolio net interest income (2)	$69,842	$6,449	$4,681	$80,972	$54,923	$11,886	$3,370	$70,179

(1)Adjusted net interest income is calculated by subtracting adjusted interest expense from portfolio interest income.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
August 18, 2022

(2)Portfolio net interest income is calculated by subtracting portfolio interest expense from portfolio interest income.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 792-0107.

Sincerely,

By:	/s/ Kristine R. Nario-Eng
Kristine R. Nario-Eng
Chief Financial Officer

cc:	Jason T. Serrano, Chief Executive Officer and President
Christopher C. Green, Vinson & Elkins L.L.P.